AA 3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016092

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/29/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kona Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Anacapa Street, #D13
(No. and Street)

Santa Barbara (City) | CA (State) | 93101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Alpine | (805) 962-1599 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFarlane, Faletti & Co. LLP
(Name – *if individual, state last, first, middle name*)

115 East Micheltorena St., Suite 200 | Santa Barbara, CA 93101
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED
MAR - 4 2004
WASH. D.C. 187 SECTION

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 2 1 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Denise Alpine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kona Financial, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K. WOLFE
Commission # 1288742
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 29, 2004

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KONA FINANCIAL, INC.
INDEX
DECEMBER 31, 2003

Page

FINANCIAL STATEMENTS:

SUPPLEMENTARY SCHEDULES:

INTERNAL CONTROL:

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER
JANE E. RUSSELL

JAMES W. FISCHER
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE
LINDA J. NELSON
PRAJESH ACHARYA

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kona Financial, Inc.

We have audited the statement of financial condition of Kona Financial, Inc. (a California "S" Corporation) as of December 31, 2003, and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kona Financial, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 10, 2004

KONA FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current Assets	
Cash and cash equivalents	$ 79,225
Receivables (Note 2)	19,656
Total Current Assets	98,881
Furniture and Equipment (net of accumulated depreciation of $1,027)	4,814
Other Assets	
Deposits	3,191
Cash on deposit (Note 3)	25,000
Total Other Assets	28,191
Total Assets	$ 131,886

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 4,785
Shareholder advance	20,341
Total Current Liabilities	25,126
Shareholders' Equity	
Voting common stock, $1 par value; 10,000 shares authorized; 100 shares outstanding	100
Additional paid-in-capital	99,900
Retained earnings	6,760
Total Shareholders' Equity	106,760
Total Liabilities and Shareholders' Equity	$ 131,886

See accompanying notes

KONA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue	
Ticket charges	$ 66,578
Wrap fees	54,598
Other income	102
Total Revenue	121,278
Expenses	
Correspondent broker clearing charges	7,799
Professional fees	31,734
Occupancy	10,374
Office expense	1,669
Depreciation	1,027
Other selling and administrative	18,825
Total Expenses	71,428
Other Income	
Dividends	83
Income Before Provision for State Income Tax	49,933
Provision for state income tax (Note 4)	800
Net Income	$ 49,133

See accompanying notes

KONA FINANCIAL, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional	Retained	Total Shareholders'
	Shares	Amount	Paid in Capital	Earnings	Equity
Balances, December 31, 2002 (unaudited)	100	$ 100	$ 99,900	$ (42,373)	$ 57,627
Net income - 2003		-	-	49,133	49,133
Balances, December 31, 2003	100	$ 100	$ 99,900	$ 6,760	$ 106,760

See accompanying notes

KONA FINANCIAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net income	$ 49,133
Adjustment to reconcile net income to cash provided by operating activities:	
Depreciation	1,027
Changes in:	
Receivables	(19,656)
Prepaid expenses	756
Deposits	740
Cash on deposit	(25,000)
Accounts payable	(15,648)
Cash Used by Operating Activities	(8,648)
Cash Flows from Financing Activities:	
Shareholder advance	20,341
Net Increase in Cash	11,693
Cash and Cash Equivalents at Beginning of Year	67,532
Cash and Cash Equivalents at End of Year	$ 79,225
Supplemental disclosure of cash flow information:	
Cash paid during the year for state income tax	$ 801

See accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company:

Kona Financial, Inc. (the Company) (a California "S" Corporation) is a brokerage company located in Santa Barbara, California providing mutual fund trading and investment advisory services to various investors. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash in a mutual fund checking account.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

Financial Instruments

Financial instruments are carried at cost which approximates fair value.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected "S" Corporation status for both federal and California income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through, on a pro-rata basis to the shareholders who report the income on their individual returns. California also recognizes "S" corporations as a pass-through entity; however, the state imposes a minimum of $800 or a 1.5% tax on income at the corporate level.

NOTE 2: RECEIVABLES

The receivables are client receivables. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: CASH ON DEPOSIT

At December 31, 2003, the Company maintained a good-faith deposit of $25,000 with a broker-dealer. The $25,000 deposit did not earn interest.

NOTE 4: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable state tax laws, taking into account permanent and temporary differences and adjustments as appropriate. The provision for California income tax is $800 for 2003.

NOTE 5: COMMITMENTS

Broker-Dealer Contracts

At December 31, 2003, the Company had a contract with one broker-dealer. The contract may be terminated by either party without cause upon ninety (90) days prior notice.

NOTE 5: COMMITMENTS (Continued)

Office lease

The Company leases office space on a month-to-month basis. Office rent expense in 2003 was $8,736.

NOTE 6: NET CAPITAL REQUIREMENT

The Company, as a registered broker, dealer and investment advisor and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of $5,000. At December 31, 2003, the Company had net capital as computed under Rule 15c3-1 of $77,514 which was $72,514 in excess of the amount required to be maintained at that date.

NOTE 7: RELATED PARTY

Two (2) shareholders of the Company own 100% of another entity that operates in the same industry.

NOTE 8: CONCENTRATIONS OF RISKS

Economic Dependence

At December 31, 2003, the Company had two institutional clients, used one clearing broker-dealer, and generated revenues primarily from ticket charges and wrap fees.

Credit Risk

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

SUPPLEMENTAL SCHEDULES

KONA FINANCIAL, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Net Capital:	
Total shareholders' equity	$ 106,760
Deduct - Nonallowable Assets:	
Receivables	19,656
Furniture and equipment	4,814
Deposits	3,191
Net capital before haircuts	79,099
Haircuts:	
2% of money market funds	1,585
Net Capital	77,514
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater	5,000
Excess Net Capital	$ 72,514
Aggregate indebtedness	$ 25,126
Ratio: Aggregate indebtedness to net capital	0.32

Note 1: The above computation does not differ from the computation of net capital under Rule 15c3-1 filed by Kona Financial, Inc. in its Form X-17A-5 with the Securities and Exchange Commission in January, 2004.

KONA FINANCIAL, INC.

SUPPLEMENTARY SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Kona Financial, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c-3" and "Information Relating to the Possession or Control Requirement Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3-3(k)(2)(B) of the Rule.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER
JANE E. RUSSELL

JAMES W. FISCHER
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE
LINDA J. NELSON
PRAJESH ACHARYA

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

Board of Directors
Kona Financial, Inc.

In planning and performing our audit of the financial statements of Kona Financial, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 10, 2004